================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 October 25, 2006

                       Commission File Number: 333-90736

                             WESTERN OIL SANDS INC.
             (Exact name of registrant as specified in its charter)


                         SUITE 2400, ERNST & YOUNG TOWER
                             440 SECOND AVENUE S.W.
                        CALGARY, ALBERTA, CANADA T2P 5E9
                                 (403) 223-1700
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   [_]         Form 40-F   [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes    [_]                No    [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

================================================================================

EXHIBIT NO.         DESCRIPTION
-----------         -----------
  99.1              Western Oil Sands Inc. - Interim Report for the Nine-Month
                    Period Ended September 30, 2006.

                               SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     WESTERN OIL SANDS INC.


Date:  October 25, 2006              By: /s/ David A. Dyck
                                         ---------------------------
                                         Name:  David A. Dyck
                                         Title: Senior Vice President, Finance
                                                and Chief Financial Officer

                               EXHIBIT INDEX


EXHIBIT NO.         DESCRIPTION
-----------         -----------
  99.1              Western Oil Sands Inc. - Interim Report for the Nine-Month
                    Period Ended September 30, 2006.